EXHIBIT 11

MEDIWARE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES Computation of Net Earnings Per Share

	Three months Ended September 30, 1999	Three months Ended September 30, 1998
	(unaudited)	(unaudited)
Basic Earnings Per Share
Net earnings (loss)	$ 361,000	$(3,706,000)
Weighted-average shares:
Outstanding	6,175,000	5,630,000

Basic Earnings Per Share	$ 0.06	$ (0.66)

Diluted Earnings Per Share
Net earnings (loss)	$ 361,000	$(3,706,000)
Weighted-average shares:
Outstanding	6,175,000	5,630,000
Options and Warrants	984,000	—

	7,159,000	5,630,000

Diluted Earnings Per Share	$ 0.05	$ (0.66)